Exhibit 12.1

NSTAR Electric Company

Computation of Ratio of Earnings to Fixed Charges

Twelve Months Ended March 31, 2008

(in thousands)

Net income from continuing operations	$220,898
Less: equity income from investees	1,533
Plus: distributed income of equity investees	1,298
Income taxes	138,756
Fixed charges (including securitization certificates)	111,509
Total	$470,928

Interest expense (1)	$104,483
Interest component of rentals (estimated as one-third of rental expense)	7,026
Total	$111,509

Ratio of earnings to fixed charges	4.22

(1)  Interest income, net recorded under FIN 48 is excluded from interest expense for purposes of this ratio.

Exhibit 12.2

NSTAR Electric Company

Computation of Ratio of Earnings to Fixed Charges

and Preferred Stock Dividend Requirements

Twelve Months Ended March 31, 2008

(in thousands)

Net income from continuing operations (before preferred stock dividend)	$220,898
Less: equity income from investees	1,533
Plus: distributed income of equity investees	1,298
Income taxes	138,756
Fixed charges (including securitization certificates)	111,509
Total	$470,928

Interest expense (1)	$104,483
Interest component of rentals (estimated as one-third of rental expense)	7,026
Subtotal	111,509
Preferred stock dividend requirements	3,191
Total	$114,700

Ratio of earnings to fixed charges and preferred stock dividend requirements	4.11

(1)  Interest income, net recorded under FIN 48 is excluded from interest expense for purposes of this ratio.